Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

April 7, 2025

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”)
Form N-14
File No. 333-285813

Dear Ms. DiAngelo Fettig:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 27, 2025, with respect to the Form N-14 Proxy Statement and Prospectus (the “N-14”) regarding the proposed reorganization of the ATAC Rotation Fund (“Target Fund”), a series of Managed Portfolio Series (“MPS”), into the ATAC Rotation Fund (“Acquiring Fund”), a newly created series of the Trust.

Capitalized terms not otherwise defined have the same meaning as in the filing.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the filing.

Proxy Statement/Prospectus

1.	Please confirm supplementally that the fee tables included in the filing represents current fees per Item 3 of Form N-14.

Response: The Trust responds supplementally by confirming that the fees presented in the fee tables represent current fees in accordance with the requirements of Item 3 of Form N-14.

2.	Please confirm supplementally that the fees presented for the Acquiring Fund will match the fees included in the Acquiring Fund’s final effective prospectus.

Response: The Trust responds supplementally by confirming that the fees presented for the Acquiring Fund will match the fees included in the Acquiring Fund’s final effective prospectus.

3.	Please explain supplementally why the Acquiring Fund’s pro forma fees for Other Expenses, including interest expense and all other expenses, are less than the Target Fund’s fees.

Response: The Trust responds supplementally by confirming that estimates for the Acquiring Fund’s interest expense are lower than the Target Fund’s interest expense due to differences in the contractual borrowing arrangements between the Target Fund and the Acquiring Fund. In addition, estimates were prepared for the Acquiring Fund’s “all other expenses” based contractual fee rates, which resulted in a pro forma amount that is lower than the Target Fund’s “all other expenses.”

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4.	Confirm supplementally that future applicable filings will include the required change in accountant disclosures. Refer to the Staff’s IM Dear CFO Letter –1998-04.

Response: The Trust responds supplementally by confirming that future applicable filings will include the required change in accountant disclosures.

5.	In the section titled “Who Will Pay for the Reorganization?”, revise to disclose whether Tidal and TRM will be responsible for all costs even if the reorganization is not approved.

Response: The Trust responds by revising the disclosure to state that Tidal and TRM will bear all costs even if the reorganization is not approved.

6.	Confirm supplementally whether there are expected to be any valuation differences between the Acquiring Fund and Target Fund that would cause an adjustment on the reorganization date.

Response: The Trust responds supplementally by confirming that there are not expected to be any valuation differences between the Acquiring Fund and Target Fund that would cause an adjustment on the reorganization date.

7.	Revise the last paragraph on page 37 to include the Target Fund’s available capital loss carryovers.

Response: The Trust responds by revising the disclosure to include the requested information as of the Target Fund’s most recently completed fiscal year.

Statement of Additional Information

8.	On page 2, per to Reg S-X 611(d)(2), replace the “Pro Forma Financial Information” heading with “Supplemental Financial Information” and delete the second sentence of this section. In addition, per Reg S-X 611(d)(1)(iii), please also include in this section a narrative disclosure of any material differences in accounting policies of the Acquiring Fund when compared to the Target Fund.

Response: The requested changes have been made, including the addition of a statement indicating that there are no material differences in the accounting policies of the Acquiring Fund when compared to the Target Fund.

9.	Confirm supplementally that there is no anticipated repositioning of the Target Fund’s portfolio in connection with the reorganization.

Response: The Trust confirms supplementally that there is no anticipated repositioning of the Target Fund’s portfolio in connection with the reorganization.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

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